UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Summary of the Ordinary and Extraordinary Shareholders’ Meeting held on April 19, 2024.

GRUPO SUPERVIELLE S.A.

SUMMARY OF THE ORDINARY AND EXTRAODINARY SHAREHOLDERS’ MEETING HELD ON APRIL 19, 2024

On April 19, 2024, at 15:05 pm, Mr. Julio Patricio Supervielle as Chairman called to order the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Supervielle S.A. (the “AGM”), which was held, on first summons, via videoconference in accordance with the provisions of Article Fourteenth Bis of the Bylaws, through the use of “Microsoft Teams®”.

The AGM was attended on a virtual mode by 10 shareholders: 2 in person and 8 represented by duly authorized agents, holding 61,738,188 Class A book entry shares entitled to 5 votes per share and 289.811.964 Class B book entry shares entitled to 1 vote per share, all shares with a face value of AR $1 each. In total, shares represent a capital of AR. $ 351.550.152 (79,42% of the share capital) and 598.502.904 votes (86,79% of the total votes), hence the quorum requirement of articles 243 and 244 of Law No. 19,550 was met.

Directors Messrs. Julio Patricio Supervielle, Atilio Maria Dell´Oro Maini, Eduardo Pablo Braun, Emérico Alejandro Stengel and Mrs. Laurence Mengin de Loyer attended the meeting. The AGM was also attended by the members of the Supervisory Committee Messrs. Enrique José Barreiro and Carlos Alfredo Ojeda, the Certifying Accountant María Sebastian Morazzo and other members of management and personnel, all duly authorized. Mr. Joel Mainero attended the AGM as overseer appointed by the National Securities Commission whereas Mr. Félix Ariel Schmutz attended the AGM as overseer appointed by the Buenos Aires Stock Exchange.

It was stated that the publications of the summons to the AGM were made on March 20, 21, 22, 25 and 26, 2024, in the Official Gazette of Argentina and in the newspaper La Nación.

Mr. Enrique José Barreiro, on behalf of the Supervisory Committee, verified that the AGM was held in virtual mode in accordance with the provisions of Article Fourteenth Bis of the Bylaws, through the use of “Microsoft Teams®”, that allowed: (i) the free access for all participants to the AGM as if it were held in person, as it was verified during the accreditation process; (ii) the possibility of participating with voice and vote through the simultaneous transmission of sound, images and words during the course of the AGM, ensuring equal treatment for all participants; and (iii) the recording of the AGM with its relevant backup in digital format.

Then, the items of the Agenda were addressed and voted as follows:

1.	Appointment of two shareholders to sign off the minutes of the Shareholders’ Meeting

By a majority of computable votes, the shareholder Juan Pablo Molinari and the representative of the shareholder FGS-ANSES were appointed to sign off the minutes of the AGM.

The following is the outcome of such voting process:

Positive votes: 598,402,444

Abstentions: 19,715

Negative votes: 80,745

2.	Consideration of the documentation required by section 234, subsection 1 of the Law No. 19,550, for the fiscal year ended December 31, 2023

By a majority of computable votes, the Financial Statement, Income Statement, Other Comprehensive Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows and Cash Equivalents, notes, schedules, complementary information, Auditor’s Report and Supervisory Committee’s Report for the fiscal year ended on December 31, 2023 were approved.

The following is the outcome of such voting process:

Positive votes: 598,401,824

Abstentions: 20,055

Negative votes: 81,025

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2023

By a majority of computable votes, it was passed the performance of the Board of Directors during the fiscal year ended on December 31, 2023.

The following is the outcome of such voting process:

Positive votes: 214,653,891

Abstentions: 383,696,203

Negative votes: 152,810

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2023

By a majority of computable votes, it was passed the performance of the Supervisory Committee during the fiscal year ended on December 31, 2023.

The following is the outcome of such voting process:

Positive votes: 598,202,239

Abstentions: 217,235

Negative votes: 83,430

5.	Consideration of the remuneration to the Board of Directors for AR$ 735,909,373 ($303,876,227 at

historical values), corresponding to the fiscal year ended December 31, 2023, which resulted in a computable loss under the terms of the Rules of the Argentine Securities Commission

By a majority of computable votes, it was passed that the fees to the Board of Directors, as remuneration for the duties performed during the fiscal year ended on December 31, 2023, be set at AR$735,909,373.

.

The following is the outcome of such voting process:

Positive votes: 212,913,686

Abstentions: 383,720,363

Negative votes: 1,868,855

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2023

By a majority of computable votes, it was passed that the fees to the Supervisory Committee, as remuneration for the duties performed during the fiscal year ended on December 31, 2023, be set at AR$2,275,507 at historical values, to be allocated as follows: to Mr. Enrique José Barreiro the amount of AR$ 1,080,032; to Mr. Carlos Alfredo Ojeda the amount of AR$1,080,032; and to Ms. Valeria Del Bono Lonardi the amount of AR$115,443.

The following is the outcome of such voting process:

Positive votes: 596,943,764

Abstentions: 304,990

Negative votes: 1,254,150

7.	Determination of the number of Regular and Alternate Directors

By a majority of computable votes, it was fixed in 7 the number of regular members to comprise the Board of Directors and 2 alternate directors.

The following is the outcome of such voting process:

Positive votes: 598,015,839

Abstentions: 280,510

Negative votes: 206,555

8.	Election of the regular and alternate members of the Board of Directors and determination of their mandate

By a majority of computable votes, , the following items were passed: (i) to re-elect Messrs. Emérico Alejandro Stengel, José Maria Orlando and Laurence Nicole Mengin de Loyer as regular directors and Jacques Patrick Supervielle y Matías Jules Bernard Supervielle as alternate directors, all of them for the term of two fiscal years, i.e. until the occurrence of the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year to end December 31, 2025; (ii) to state Mr. José María Orlando will have the status of “Independent Director” while Messrs Emérico Alejandro Stengel y Laurence Nicole Mengin de Loyer will have the status of “Non-Independent Directors”, in accordance with the provisions of the regulations of the CNV; and (iii) to inform that Laurence Mengin de Loyer y José María Orlando, will have the status of “Independent” in accordance with the regulations of the United States of America of U.S. Federal Securities Law and NYSE Standards.

The following is the outcome of such voting process:

Positive votes: 583,540,054

Abstentions: 267,945

Negative votes: 14,694,905

9.	Appointment of regular and alternate members of the Supervisory Committee

By a majority of computable votes, the following items were passed: (i) to appoint Messrs. Enrique José Barreiro, Carlos Alfredo Ojeda and Valeria Del Bono Lonardi as regular syndics and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano and Jorge Antonio Bermúdez as alternate syndics, all of them for one fiscal year, i.e. until the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year ending on December 31, 2024 is held; and (ii) to state that, pursuant to the criteria set by the National Securities Commission’s standards, all appointed syndics shall have the status of “independent”.

The following is the outcome of such voting process:

Positive votes: 582,065,333

Abstentions: 300,610

Negative votes: 16,136,961

10.	Consideration of the results for the fiscal year ended December 31, 2023 and destination of unallocated results as of December 31, 2023 (profit of thousands AR$51,363,131) proposed to: (i) a legal reserve of thousand AR$5,632,951, (ii) a facultative reserve of thousand AR$32,889,397, and (iii) a reserve for future dividends of thousand AR$12,840,783

By a majority of computable votes, it was passed that the profit for fiscal year 2023 be distribute as follows, in thousand:

(i)	AR$8,540,786 (amount restated in homogeneous currency as of March 31, 2024) to legal reserve;

(ii)	AR$49,867,528 (amount restated in homogeneous currency as of March 31, 2024) to the constitution of an facultative reserve under the terms of art. 70 of Law 19,550 intended indistinctly for: (a) investment projects that are already committed and/or;(b) future investments related to new projects that are approved by the Board of Directors and/or; (c) acquisition of own shares of the company, and/or; (d) the payment of dividends based on the evolution of the financial condition of the Company and/or; (e) the absorption of present or future losses, delegating to the Board of Directors the power and opportunity to disaffect totally or partially the optional reserve for the purposes for which it was established, determining its amount, currency, type, terms and other terms and conditions; and
(iii)	AR$19,469,438 (amount restated in homogeneous currency as of March 31, 2024) to the constitution of an facultative reserve for future dividends in accordance with the provisions of art. 70 of Law 19,550.

The following is the outcome of such voting process:

Positive votes: 597,400,394

Abstentions: 31,450

Negative votes: 1,071,060

11.	Delegation to the Board of Directors the power to withdraw the reserve for future dividends for up to the amount of thousand AR$ 12.840.783 in order to allocate it to the payment of a dividend in cash and/or in kind, in that last case valued at market price, or in any combination of both options and the determination of the opportunity, and other terms and conditions thereof

By a majority of computable votes, it was passed the delegation to the Board of Directors of the power to fully or partially cancel the facultative reserve for the payment of dividends for the sum of up to thousands of AR$19,469,438 (amount restated in homogeneous currency as of March 31, 2024), and for such purposes may determine the timing, amount, currency, type, terms and other terms and conditions dividends´s payment to the shareholders of the Company.

The following is the outcome of such voting process:

Positive votes: 597,546,449

Abstentions: 32,130

Negative votes: 924,325

12.	Consideration of the Integrated Report as of 2023

By a majority of computable votes, it was approved the first Annual Report Integrated Report (2023) of Grupo Supervielle.

The following is the outcome of such voting process:

Positive votes: 598,177,779

Abstentions: 249,765

Negative votes: 75,360

13.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2023

By a majority of computable votes, it was passed that the fees to the Certifying Accountant of the financial statements as of December 31, 2023 be set at AR$51,725,122.

The following is the outcome of such voting process:

Positive votes: 597,310,619

Abstentions: 294,690

Negative votes: 897,595

14.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2024 and determination of their remuneration

By a majority of computable votes, it was passed the appointment of Messrs. Sebastián Morazzo and Nicolas Ángel Carusoni of the firm Price Waterhouse & Co. S.R.L. as regular and alternate Certifying Accountants, respectively, for the financial statements of the fiscal year to end on December 31, 2024, and that their fees be determined by the annual meeting of the Company that considers the financial statements as of December 31, 2024.

The following is the outcome of such voting process:

Positive votes: 598,098,129

Abstentions: 299,355

Negative votes: 105,440

15.	Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services

By a majority of computable votes, it was passed a budget of AR48,000,000 to be allocated to the Audit Committee for the payment of consulting, advisory, legal or training professional services during the fiscal year to end on December 31, 2024.

The following is the outcome of such voting process:

Positive votes: 582,847,483

Abstentions: 298,425

Negative votes: 15,356,996

16.	Consideration of the instruction to the Board of Directors for the disposal of the shares in the Company’s portfolio under the terms of article 67 of the Capital Markets Law

By a majority of computable votes, it was passed to grant to this Board of Directors the power to dispose 14,050,492 shares in the portfolio, within the limits and for the purposes established in the current regulations, and to authorize the Company´s Board of Directors to carry out all acts aimed at the implementation of (i) the sale of all or part of the shares in the portfolio, with broad powers to determine the number of shares, opportunity, modality, price and other conditions that are necessary and in compliance with current regulations; and/or (ii) allocate all or a part of the shares in the portfolio to comply with a compensation program established by the Company; and/or (iii) distribute all or a part of the shares in the portfolio among the shareholders in proportion to their holdings.

The following is the outcome of such voting process:

Positive votes: 582,863,478

Abstentions: 282,410

Negative votes: 15,357,016

17.	Consideration of the instruction to the Board of Directors for the preparation of a compensation plan for employees of the Company and its controlled companies under the terms of articles 67 and 68 of the Capital Markets Law

By a majority of computable votes, it was passed to (i) the Board of Directors is entrusted to study and, where appropriate, implement an incentive system for certain key officials and/or officials of the Company and/or its controlled companies, allowing the possibility of both assigning shares currently in the portfolio, repurchasing shares for the purposes of allocating shares in the portfolio to compensation plans, or issuing additional shares for the same purposes; (ii) approve a compensation plan in the terms indicated above and the Board of Directors is instructed to prepare a plan for that purposes, with the broadest powers in the terms indicated above, with all the specifications that are necessary and in compliance with current regulations, expressly stating that this plan must include the possibility of purchasing shares by key officials of the Company or companies controlled by the Company under the criteria determined by the Board of Directors; (iii) the making of the preferential offer to shareholders is waived with respect to the sale of that shares, as authorized by article 67 of Law No. 26,831; and (iv)authorize the timely delivery of the treasury shares that are acquired from key officials who are beneficiaries of the stock compensation plan to the personnel of the Company and/or its subsidiaries, in the terms and conditions of the plan that the Board of Directors approves from time to time.

The following is the outcome of such voting process:

Positive votes: 565,815,148

Abstentions: 17,991,961

Negative votes: 14,695,795

18.	Authorizations

By a majority of computable votes, it was passed an authorization for: (i) any of the Directors of the Company, so that, with the broadest powers, they may submit a public deed and / or perform any necessary and / or convenient act in order to implement and document what has been approved; (ii) Doctors Celeste Ibañez, Agustina del Pilar González, María Lucrecia Galland and Carla Susana Cánepa (members of the Legal Department), so that any of them can, separately, jointly, alternatively and indistinctly, with the broadest capacities, perform all procedures deemed necessary and / or conducive to obtain the formation and registration of the resolutions passed through the AGM as a competent authority, and are able to sign public and / or private documents, publish notices, sign the sworn statements and professional reports required by current regulations so that after the instruments have been granted, proceed to its registration before the corresponding Registry of Commerce; carry out all the procedures necessary to obtain the authorizations planned in the AGM before the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, being able to submit applications, make publications, sign documents, withdraw views, remove copies of documentation, answer hearings, interpose resources, make disclosures, request photocopies, grant any another public and / or private instrument and, in general, perform all the procedures, filings and proceedings that were needed to fulfill these tasks.

The following is the outcome of such voting process:

Positive votes: 597,326,499

Abstentions: 294,880

Negative votes: 881,525

The Supervisory Committee verified that the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Supervielle S.A. in a virtual mode was properly carried out, with the deliberation and voting of all the items on the Agenda.

The AGM was adjourned at 16:18 pm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 22, 2024	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer